Exhibit 12(d)

LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$155	$299	$272	$257	$192	$195
Total fixed charges as below	37	61	51	36	44	46

Total earnings	$192	$360	$323	$293	$236	$241

Fixed charges, as defined:
Interest charges (a) (b)	$35	$57	$49	$34	$42	$44
Estimated interest component of operating rentals	2	4	2	2	2	2

Total fixed charges	$37	$61	$51	$36	$44	$46

Ratio of earnings to fixed charges	5.2	5.9	6.3	8.1	5.4	5.2

(a)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(b)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.